EXHIBIT 5

Excerpt of Vodafone Group plc Press Release dated May 27, 2003 with respect to Grupo Iusacell, S.A. de C.V. and Vodafone America's Disclosure in Item 4 to this
Schedule 13D/A:


"OTHER AMERICAS
---------------

In Mexico, Grupo Iusacell's ("Iusacell's") financial performance continued to deteriorate in the year despite a modest increase in its customer base and management's efforts to restructure the business through substantial headcount reductions and tight cost and cash management.

In order to alleviate certain of the resulting financial pressures, Iusacell began a debt restructuring effort in December 2002 and in May 2003, secured a temporary waiver related to its US$266 million secured bank credit facility. Iusacell will continue to work with its financial advisor to restructure the terms and payment schedules of its various debt agreements and instruments. It is likely that Iusacell will require additional funding in order to grow its operations. However, there is no assurance that such funding could be obtained at all or, if obtainable, on terms which would be acceptable to Iusacell.

As a result of Iusacell's deteriorating financial performance, the Group has written off its investment and is currently considering its options with respect to its investment, including disposal."